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                              UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             PERINI CORPORATION
                             ------------------
                              (Name of Issuer)

                              COMMON STOCK and
               SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
                       (Title of Class of Securities)

                                  713839108
                               --------------
                               (CUSIP Number)


                            Eric R. Markus, Esq.
                         Wilmer, Cutler & Pickering
                             2445 M Street, N.W.
                           Washington, D.C. 20037
                           ----------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

           (Date of Event which Requires Filing of this Statement)

                                July 24, 1996
                                -------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box is a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


  -----------------------                                     ------------------
  CUSIP NO.     713839108                                     PAGE 2 OF 10 PAGES
  -----------------------                                     ------------------
- --------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             PB CAPITAL PARTNERS, L.P  94-3248865
- --------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]+
                                                                       (b) [X]+

- --------------------------------------------------------------------------------
  3       SEC USE ONLY


- --------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             WC
- --------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

- --------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
- --------------------------------------------------------------------------------
                          7        SOLE VOTING POWER

                                      - 0 -
        NUMBER OF         ------------------------------------------------------
         SHARES           8        SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      150,150 +
          EACH            ------------------------------------------------------
        REPORTING         9        SOLE DISPOSITIVE POWER
         PERSON
          WITH                        - 0 -
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                      150,150 +
- --------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             150,150
- --------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*    [ ]


- --------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             100%+
- --------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

             PN
- --------------------------------------------------------------------------------
+  See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP NO.     713839108                                     PAGE 3 OF 10 PAGES

- --------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             RICHARD C. BLUM & ASSOCIATES, L.P., 94-3205364
- --------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]+
                                                                       (b) [X]+
- --------------------------------------------------------------------------------
  3       SEC USE ONLY

- --------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             Not Applicable
- --------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

- --------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
- --------------------------------------------------------------------------------
                          7        SOLE VOTING POWER

                                      -0-
        NUMBER OF         ------------------------------------------------------
         SHARES           8        SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      150,150+
          EACH            ------------------------------------------------------
        REPORTING         9        SOLE DISPOSITIVE POWER
         PERSON
          WITH                        -0-
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                      150,150+
- --------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             150,150+
- --------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [ ]

- --------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             100%+
- --------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

             PN, IA
- --------------------------------------------------------------------------------

+  See Item 5 below.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP NO.     713839108                                     PAGE 4 OF 10 PAGES

- --------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            RICHARD C. BLUM & ASSOCIATES, INC., 94-2967812
- --------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]+
                                                                        (b) [X]+
- --------------------------------------------------------------------------------
  3       SEC USE ONLY



- --------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             Not Applicable

- --------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]



- --------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
- --------------------------------------------------------------------------------
                          7        SOLE VOTING POWER

                                      -0-
        NUMBER OF         ------------------------------------------------------
         SHARES           8        SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      150,150+
          EACH            ------------------------------------------------------
        REPORTING         9        SOLE DISPOSITIVE POWER
         PERSON
          WITH                        -0-
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                      150,150+
- --------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             150,150+
- --------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [ ]


- --------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             100%+
- --------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            CO
- --------------------------------------------------------------------------------

+  See Item 5 below.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP NO.     713839108                                     PAGE 5 OF 10 PAGES

- --------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            RICHARD C. BLUM, ###-##-####
- --------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]+
                                                                        (b) [X]+
- --------------------------------------------------------------------------------
  3       SEC USE ONLY


- --------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             Not Applicable
- --------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

- --------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
- --------------------------------------------------------------------------------
                          7        SOLE VOTING POWER

                                      -0-
        NUMBER OF         ------------------------------------------------------
         SHARES           8        SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      150,150+
          EACH            ------------------------------------------------------
        REPORTING         9        SOLE DISPOSITIVE POWER
         PERSON
          WITH                        -0-
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                      150,150+
- --------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             150,150+
- --------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [ ]

- --------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             100%+
- --------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            IN
- --------------------------------------------------------------------------------

+  See Item 5 below.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 6 of 10 Pages



                 This Schedule 13D is filed by and on behalf of PB Capital Partners, L.P., a Delaware limited partnership ("PB Capital"), Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively the "Reporting Persons"). As described more fully in Item 4 below, the Reporting Persons are filing this Schedule 13D pursuant to RULE 13D-1(A) as a result of an agreement to purchase shares of Series B Cumulative Convertible Preferred Stock which such shares are convertible into shares of common stock (the "Common Stock") of the Perini Corporation (the "Issuer").

                 As to matters on which the Series B Cumulative Convertible Preferred Stock does not vote as a class, each share of Series B Cumulative Convertible Stock has voting rights equal to approximately 19.05 shares of the Issuer's Common Stock.

ITEM 1.          SECURITY AND ISSUER.

                 This Schedule 13D relates to shares of Series B Cumulative Convertible Preferred Stock and Common Stock of the Issuer. The principal executive office and mailing address of the Issuer is 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701.

ITEM 2.          IDENTITY AND BACKGROUND.

                 PB Capital is a limited partnership whose principal business is investing in securities and whose principal office is located at 909 Montgomery St., Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of PB Capital.

                 RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and Office Held         Business Address     Citizenship   Principal
- ---- --- ------ ----         -------- -------     -----------   Occupation or
                                                                Employment
                                                                ----------
Richard C. Blum              909 Montgomery St.     USA         President and
President, Chairman and      Suite 400                          Chairman, RCBA L.P.
Director                     San Francisco, CA

Nils Colin Lind              909 Montgomery St.     Norway      Managing Director and
Managing Director and        Suite 400                          Chief Financial
Director                     San Francisco, CA                  Officer, RCBA L.P.

Jeffrey W. Ubben             909 Montgomery St.     USA         Managing Director of
Managing Director of         Suite 400                          Investments, RCBA
Investments                  San Francisco, CA                  L.P.

Alexander L. Dean            909 Montgomery St.     USA         Managing Director of
Managing Director of         Suite 400                          Investments, RCBA
Investments and Director     San Francisco, CA                  L.P.

Peter E. Rosenberg           909 Montgomery St.     USA         Managing Director of
Managing Director of         Suite 400                          Investments, RCBA
Investments and Director     San Francisco, CA                  L.P.

Michael Kane                 909 Montgomery St.     USA         Managing Director of
Managing Director of         Suite 400                          Investments, RCBA
Investments                  San Francisco, CA                  L.P.

John H. Steinhart            909 Montgomery St.     USA         Managing Director and
Managing Director, Chief     Suite 400                          Chief Administrative
Administrative Officer and   San Francisco, CA                  Officer, RCBA L.P.
Director

George F. Hamel, Jr.         909 Montgomery St.     USA         Managing Director of
Managing Director            Suite 400                          Marketing and Sales,
                             San Francisco, CA                  RCBA L.P.

Thomas L. Kempner            40 Wall Street         USA         Chairman, Loeb
Director                     New York, NY                       Partners Corporation,
                                                                Investment Banking
                                                                Business
Donald S. Scherer            3 Embarcadero Center   USA         Howard, Rice, et al.
Secretary                    Suite 700                          (law firm)
                             San Francisco, CA

                                                              Page 7 of 10 Pages

                                     * * *

                 To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The source of funds for the purchases of securities was the working capital of the Reporting Persons.


ITEM 4.          PURPOSE OF TRANSACTION.

                 PB Capital and RCBA L.P. have entered into an agreement with the Issuer whereby PB Capital has agreed to acquire the Series B Convertible Preferred Stock. The Reporting Persons are making this investment for investment purposes and, if the transaction is consummated, intend to participate actively in the direction of the Issuer. The consummation of the Stock Purchase and Sale Agreement pursuant to which this investment is to be made, a copy of which is annexed hereto as Exhibit 4.1, will lead to the addition to the Issuer's Board of Directors of three designees of the Reporting Persons, and membership of at least one of those three new directors on each of the Committees of the Board of Directors of Issuer, except for the Executive Committee of the Board of Directors of Issuer on which all of the new directors will serve. Also as reflected in Exhibit 4.1, consummation of the transaction will also lead to the amendment of the by-laws of the Issuer to provide that no action of the Board of Directors on certain matters be taken without the prior favorable recommendation of the Executive Committee and that the Executive Committee will oversee the chief executive officer of the Issuer. The consummation of the Stock Purchase and Sale Agreement is subject to certain significant contingencies set forth therein, including completion of due diligence satisfactory to the Partnership and successful renegotiation of certain of the Issuer's credit facilities.

                 Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of
Schedule 13D, or any agreement regarding such matters, although they may in the future take actions which would have such consequences.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were no shares of Series B Cumulative Convertible Preferred Stock issued and outstanding as of December 31, 1995.

                 Based on the above information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons will report the following direct holdings and corresponding percentage interests in the Series B Cumulative Convertible Preferred Stock:

                          Shares of Series B Cumulative
Name                      Convertible Preferred Stock       Percentage Owned
- ----                      ----------- --------- -----       ---------- -----
PB Capital                        150,150                           100%

RCBA, L.P.                         - 0 -                            - 0 -

RCBA Inc.                          - 0 -                            - 0 -

Richard C. Blum                    - 0 -                            - 0 -

                 Ronald Tutor ("Tutor") has had discussions with RCBA, L.P. about being one of the investors in PB Capital, possibly serving as one of PB Capital's designees to the Board of Issuer. Tutor is the president of Tutor-Saliba Corp. which is the owner of approximately 351,318 shares of Common Stock or approximately 7.4% of the outstanding Common Stock of the Issuer. Tutor-Saliba Corp. has sole voting and dispositive control over those shares and no voting or dispositive control over the Series B Cumulative Convertible Preferred Stock acquired by the Reporting Persons. Although there is no formal agreement, written or oral, regarding the acquisition, disposition or voting of the securities of the Issuer as between the Reporting Persons, Tutor or Tutor-Saliba Corp., the Reporting Persons and Tutor expect that they will be consulting with each other and thus they and Tutor-Saliba Corp. may, for some

                                                              Page 8 of 10 Pages

purposes, be deemed to be members of a group with respect to the Issuer. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

                 (c) Except for the agreement to purchase the Series B Cumulative Convertible Preferred Stock described above, the Reporting Persons have engaged in no transaction involving such shares or the Common Stock for the 60 days prior to the date of the event requiring the filing of this statement

                 (d)  Not applicable.

                 (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that PB Capital will be a party to a voting agreement among it, Issuer, David Perini, Tutor, Bart Perini, and Tutor-Saliba Corporation (and if they agree, Perini Memorial Foundation and David B. Perini Testamentary Trust) to vote in favor of the transactions described in Item 5(c) including but not limited to the Stock Purchase and Sale Agreement and the by-law amendments at the next shareholder meeting of the Issuer and for the three directors of Issuer designated by PB Capital; the execution of this agreement is a condition to PB Capital's acquisition of the Series B Cumulative Convertible Preferred Stock.

                 For two years after the date that the Stock Purchase and Sale Agreement closes, PB Capital and RCBA L.P. have agreed not to purchase any securities, securities convertible into or exchangeable for Class B Cumulative Convertible Preferred Stock securities of Issuer except for: securities purchased or exchanged pursuant to the terms of the Stock Purchase and Sale Agreement, securities issued by the Issuer pursuant to stock splits, stock dividends, recapitalization, securities purchased by a broker-dealer affiliate of the Reporting Persons for the account of an unaffiliated customer, securities issued pursuant to the exercise of a warrant, option or other rights pursuant to a distribution to stockholders of Issuer or from Issuer directly, or securities issued pursuant to a business combination between Issuer and an entity which is not an affiliate of the Registered Persons.

                 For two years after the date that the Stock Purchase and Sale Agreement closes, PB Capital and RCBA L.P. have agreed to allow Issuer the right of first refusal to purchase (under certain circumstances) the Series B Cumulative Convertible Preferred Stock purchased pursuant to the Stock
Purchase and Sale Agreement or the Common Stock into which it may be converted.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

                 Exhibit 4.1, being the Stock Purchase and Sale Agreement between PB Capital, RCBA L.P. and the Issuer.

                                                              Page 9 of 10 Pages


                                   SIGNATURES

                 After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 26, 1996

PB CAPITAL PARTNERS, L.P.                   RICHARD C. BLUM & ASSOCIATES, L.P.

By  Richard C. Blum & Associates, L.P.,     By   Richard C. Blum & Associates,
    its General Partner                          Inc., its General Partner

    By  Richard C. Blum & Associates,            By
        Inc., its General Partner                    ---------------------------
                                                     John H. Steinhart, Chief
                                                     Administrative Officer and
                                                     Managing Director
        By
            --------------------------
            John H. Steinhart, Chief
            Administrative Officer and
            Managing Director


RICHARD C. BLUM & ASSOCIATES, INC.                   ---------------------------
                                                     RICHARD C. BLUM

By
   ---------------------------------------
   John H. Steinhart, Chief Administrative           By   John H. Steinhart,
   Officer and Managing Director                          Attorney-in-Fact

                                                             Page 10 of 10 Pages

                                   EXHIBIT A

                            JOINT FILING UNDERTAKING

        The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  July 26, 1996

PB CAPITAL PARTNERS, L.P.                   RICHARD C. BLUM & ASSOCIATES, L.P.

By  Richard C. Blum & Associates, L.P.,     By  Richard C. Blum & Associates,
    its General Partner                         Inc., its General Partner

    By  Richard C. Blum & Associates,           By
        Inc., its General Partner                   ---------------------------
                                                    John H. Steinhart, Chief
        By                                          Administrative Officer and
            ---------------------------             Managing Director
            John H. Steinhart, Chief
            Administrative Officer and
            Managing Director


RICHARD C. BLUM & ASSOCIATES, INC.
                                                    ---------------------------
                                                    RICHARD C. BLUM

By
    ---------------------------------------
    John H. Steinhart, Chief Administrative     By  John H. Steinhart,
    Officer and Managing Director                   Attorney-in-Fact